Law Office of Andrea Kantor, P.C.
54 Riverside Drive, Suite 7B
New York, NY 10024
ak@akantorlaw.com
www.akantorlaw.com
212-580-8114
917-855-3650

January 31, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn:	Ms. Suzanne Hayes, Assistant Director, Securities and Exchange Commission Mr. Ramin Olson, Securities and Exchange Commission

Re:	National Patent Development Corporation Form 8-K Filed December 21, 2012 File. No. 000-50587

To Whom It May Concern:

I am writing in reference to the above captioned filing for National Patent Development Corporation (the “Company”) and the related comment letter dated January 17, 2013 from the Securities and Exchange Commission (the “SEC”) addressed to Ira Sobotko, the Company’s Chief Financial Officer (the “SEC Comment Letter”).

I spoke with Ramin Olson yesterday and informed him that the Company was in the process of preparing its response to the SEC Comment Letter but needed additional time in order to provide the requested information.   Mr. Olson granted the Company an extension of time until February 8th for the submission of its response to the SEC Comment Letter.

Please feel free to contact me if you need any additional information.

Very truly yours,

/s/ Andrea Kantor

Copy to:	Ira Sobotko, National Patent Development Corporation Michael A. Schwartz (Willkie Farr & Gallagher)